

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 3, 2021

Martin Zinny
Chief Executive Officer
DP Cap Acquisition Corp I
One Marina Park Drive, 10th Floor
Boston, MA 02210

       Re: DP Cap Acquisition Corp I
           Amendment No. 1 to Registration Statement on Form S-1
           Filed October 29, 2021
           File No. 333-260456

Dear Mr. Zinny:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Form S-1 filed October 29, 2021

Risk Factors
Our warrant agreements will designate the courts of the State of New York..., page 64

1.   Please revise the description of the exclusive forum provision in your warrant agreements to state that it does not apply to suits brought to enforce, "with respect to suits brought in federal courts, any duty or liability created by the Securities Act or the rules and regulations thereunder for which Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts," as stated in the warrant agreements.

You may contact Joyce Sweeney, Senior Staff Accountant, at (202) 551-3449 or Christine Dietz, Senior Staff Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Anna Abramson, Staff Attorney, at (202) 551-4969 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Erika Weinberg